[redacted]

06005065

SECU MISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANIF SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET
(No. and Street)

NEW YORK (City) N.Y. (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD KAILER 212-487-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAFT & GLUCKMAN CPA's LLP
(Name – *if individual, state last, first, middle name*)

317 MADISON AVE. (Address) New York (City) N.Y. (State) 10017 (Zip Code)

PROCESSED
APR 27 2006
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD J. KAILER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BANIF SECURITIES INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

AFFIRMED BEFORE ME,
DATE 2/23/06
IRA LEW
Notary Public, State of New York
No. 01LE5064336
Qualified in New York County
Commission Expires On August 12, 2006

Notary Public

Signature

CHIEF OPERATING OFFICER

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANIF SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2005

CONTENTS

HAFT & GLUCKMAN
CERTIFIED PUBLIC ACCOUNTANTS LLP

317 MADISON AVENUE
SUITE 912
NEW YORK, N.Y. 10017

TELEPHONE
(212) 490-2120
FAX
(212) 286-8858
hg@haftgluckman.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Banif Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Banif Securities, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Banif Securities, Inc. as of December 31, 2005 and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haft & Gluckman LLP

HAFT & GLUCKMAN
Certified Public Accountants LLP

February 1, 2006

BANIF SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 82,100
Due from clearing agent	245,366
Receivable from broker-dealers	32,243
Securities owned:	
Marketable, at market value	45,734
Non-marketable	22,800
Prepaid expense	24,260
Furniture and equipment, less accumulated depreciation of $100,880	84,782
Other assets	145,974
TOTAL ASSETS	$ 683,259

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 51,664
Income tax payable	233
TOTAL LIABILITIES	51,897
Stockholder's Equity	
Preferred stock, par value of $.01; 2,000 shares authorized, none issued	
Common stock, no par value; 3,100 shares authorized, issued and outstanding	130
Additional paid-in capital	4,319,970
Accumulated deficit	(3,688,738)
Total stockholder's equity	631,362
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 683,259

The accompanying notes are an integral part of these financial statements.

BANIF SECURITIES, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2005

REVENUE	
Commission income	$ 973,831
Trading profit, net	92,311
Dividend and interest income, net	11,506
Other income	267,564
Total revenue	1,345,212
EXPENSES	
Employee compensation and benefits	1,297,197
Floor brokerage, exchange and clearance fees	452,407
Professional fees	93,089
Occupancy and floor space	143,539
Communications and data processing	45,307
Other operating expenses	610,992
Total expenses	2,642,531
Loss before income taxes	(1,297,319)
Provision for income taxes	233
Net loss	$ (1,297,552)

The accompanying notes are an integral part of these financial statements.

BANIF SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2005

	Common Stock				
	Issued and Outstanding	Amount	Additional Paid-in Capital	Accumulated Deficit	Stockholder's Equity
Balance, January 1, 2005	3,100	$ 130	$ 1,619,970	$ (2,391,186)	$ (771,086)
Capital Contribution			2,700,000		2,700,000
Net loss				(1,297,552)	(1,297,552)
Balance, December 31, 2005	3,100	$ 130	$ 4,319,970	$ (3,688,738)	$ 631,362

The accompanying notes are an integral part of these financial statements.

BANIF SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2005

Balance, January 1, 2005	$ 5,000,000
Repayment of subordinated debt	(5,000,000)
Balance, December 31, 2005	$ -

The accompanying notes are an integral part of these financial statements.

BANIF SECURITIES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2005

Cash Flows from Operating Activities:	
Net loss	$ (1,297,552)
Charges not involving the receipt or expenditure of cash:	
Provision for bad debts	42,379
Depreciation and amortization	35,884
Changes in assets and liabilities:	
Decrease in balance due from clearing agent	811,720
Decrease in receivable from broker-dealers	32,220
Increase in marketable securities owned	(40,999)
Increase in non-marketable securities owned	(6,250)
Decrease in prepaid expenses	41
Increase other assets	(85,737)
Increase in accounts payable and accrued expenses	10,497
Decrease in interest payable	(113,579)
Increase in income tax payable	233
Decrease in deferred revenue	(150,000)
Net cash used in operating activities	(761,143)
Cash Flows from Investing Activities:	
Purchases of equipment	(46,714)
Net cash used in investing activities	(46,714)
Cash Flows from Financing Activities:	
Repayment of subordinated debt	(5,000,000)
Capital contribution	2,700,000
Net cash used in financing activities	(2,300,000)
Net decrease in cash	(3,107,857)
Cash, beginning of year	3,189,957
Cash, end of year	$ 82,100
Supplemental Disclosure of Cash Flows Information:	
Cash payments for income taxes	$ 233
Cash payments for interest	$ -

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Significant Accounting Policies

Nature of Business

Banif Securities, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned-subsidiary of Banif Securities Holdings, Ltd. (the "Parent"), a Cayman Islands company, which is part of the Banif Group headquartered in Portugal.

The Company engages in purchases and sales of securities for its own account. It also provides securities brokerage services to institutional investors and affiliates. Some of the securities traded by the Company are listed only on the stock exchanges of foreign countries, thereby exposing the Company to currency risk.

Summary of Significant Accounting Policies

(a) **Basis of Accounting:** The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(b) **Revenue Recognition:** The Company receives commission income in accordance with the terms of an agreement with its clearing agent. This arrangement is further described in Note 2. Commission income and related expenses and transactions for its own account are recognized on a trade date basis.

(c) **Cash:** The Company considers all money market instruments with original maturities of three months or less (other than purchases for inventory) to be cash equivalents.

(d) **Depreciation and Amortization:** Depreciation of equipment is provided for by the straight-line method over estimated useful lives of three to five years.

1. Nature of Business and Significant Accounting Policies – cont'd

(e) **Income Taxes:** Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the dates of enactment.

(f) **Use of Estimates:** The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(g) **Fair Value:** The financial instruments of the Company are reported in the Statement of Financial Condition at market or fair value, or at carrying amounts that approximate fair values.

2. Transactions with Clearing Agents and Broker-Dealers

The Company has an agreement with two clearing agents to clear customers' securities transactions on a fully disclosed basis. The agreements provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company and require the Company to maintain minimum deposits of $100,000 each. Amounts due from the clearing agent consist primarily of required deposits and trading account balances. During 2005 the Company was in the process of changing its clearing agent from one well-known U.S. agent to another.

Amounts receivable from broker-dealers consist primarily of commissions receivable.

3. Furniture and equipment

Furniture and equipment consists of the following at December 31, 2005:

Furniture	$ 3,950
Equipment	181,712
	185,662
Less: Accumulated depreciation	(100,880)
Net furniture and equipment	$ 84,782

4. Other Assets

Other assets consist of $89,888 of accounts receivable, $51,083 of loan receivables, and $5,000 of employee loans.

5. Rentals Under Operating Leases

The Company conducts its operations from leased office facilities in New York City under a non-cancelable operating lease, which expires in August 2007. The lease for office space is subject to escalation for the Company's proportionate share of increases in real estate taxes and operating expenses. During 2005, the Company entered into a month-to-month lease agreement with a related party for an office space in Miami. Total rent expense for the New York and Miami office for the year ended December 31, 2005, amounted to $143,439.

At December 31, 2005, the minimum future rental payments for the New York office approximated the following:

Years ending December 31,	
2006	$ 120,827
2007	80,551
Total lease commitments	$ 201,378

6. Income Taxes

The Company has experienced losses in previous years. As a result, it has incurred no Federal income tax and only the minimum state and city income taxes. The Internal Revenue Code allows net operating losses (NOL's) to be carried forward and applied against future profits for a period of twenty years. At December 31, 2005, NOL carryforwards were available to the Company, totaling approximately $3,596,900. The potential tax benefit of the NOL's has been recognized on the books of the Company, but offset by a valuation allowance. If not used, the Federal carryforward will expire as follows:

Year:	
2022	$ 822,102
2023	534,737
2024	892,490
2025	1,347,571
	$ 3,596,900

Under Statement of Financial Accounting Standards No. 109, recognition of deferred tax assets is permitted unless it is more likely than not that the assets will not be realized.

6. Income Taxes – cont'd

The Company has recorded a full valuation allowance on its deferred tax assets as follows:

	Federal	State & Local	Total
Deferred tax asset	$ 1,016,000	$ 625,000	$ 1,641,000
Valuation allowance	(1,016,000)	(625,000)	(1,641,000)
Net deferred tax asset	$ -	$ -	$ -

7. Off-Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of the payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and determine that customer transactions are executed properly by the clearing broker-dealer.

The Company maintains its cash in an operating account at financial institutions, which often exceeds Federally insured limits. In addition, the Company's clearing broker holds substantially all of the Company's securities and significant amounts of cash owed to the Company from time to time. The Company does not believe that there is any substantial risk relating thereto.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c-3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $333,271, which exceeded the required regulatory net capital by $233,271. The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2005 was 0.16 to 1.

9. Note and Subordinated Loan Payable

In July 2002, the Company entered into a Subordinated Loan Agreement in the principal amount of $3,000,000 with its Parent for the purpose of raising capital. The loan was scheduled to mature on July 31, 2005. An additional Subordinated Loan Agreement in the principal amount of $2,000,000 was entered with the Parent in June 2003; it was scheduled to mature on June 30,

9. Note and Subordinated Loan Payable – Cont'd

2006. These subordinated loans, with the approval of NASD, have been repaid in January 2005. During 2005, the Company's Parent forgave interest on these subordinated loans totaling $113,579, which is included in other income.

10. Stockholder's Equity

During 2005, the Company's Parent contributed $2,700,000 of additional paid-in-capital.

11. Employee Benefits

The Company has a 401(k) profit sharing plan for the benefit of all eligible employees. Employees may make tax deferred contributions subject to limitations under tax laws. Under the plan, the Company may make matching contributions, non-elective or discretionary contributions and other required minimum contributions. During 2005, the Company made matching contributions in the amount of $17,303.

12. World Trade Center Grant

The Company's office is located near the scene of the terrorist attacks of September 11, 2001. The Company applied for and received $150,000 from the World Trade Center Grant Program administered by the Empire State Development Authority. The Grant required the Company to continue its operations in New York City through April 2005. Accordingly, the $150,000 received under the Program has been recognized during 2005 in other income.

13. Related Party Transactions

During 2005, the Company entered into securities transactions with entities controlled by its Parent. The Company recorded commission income of $10,470 for transactions with Banif Primus Corretora de Valores e Cambio S.A. and $67,259 for transactions with Banif - Banco de Investimento, SA. The Company recorded referral income of $14,000 for transactions with Banif Financial Services. In addition, the Company paid rent of $36,016 to Banif Financial Services.

SCHEDULE I

BANIF SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL		
Total stockholder's equity from statement of financial condition		$ 631,362
Less, non-allowable assets:		
Prepaid expenses	$ 24,260	
Non-marketable securities	22,800	
Furniture and equipment	84,782	
Receivables from broker-dealers	2,386	
Other assets	145,974	
Total non-allowable assets		280,202
Net capital before haircuts on securities positions		351,160
Haircuts:		
Other securities	6,860	
Other - F/X exposure	11,028	
Total haircuts		17,888
Net capital		$ 333,271
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	51,664	
Income tax payable	233	
Total Aggregate Indebtedness		$ 51,897
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)		$ 100,000
Net capital in excess of minimum requirement		$ 233,271
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.16 to 1

There are no material differences between the net capital computation on the Company's unaudited Focus Report Part IIA and the computation reflected above.

HAFT & GLUCKMAN

CERTIFIED PUBLIC ACCOUNTANTS LLP

317 MADISON AVENUE
SUITE 912
NEW YORK, N.Y. 10017

TELEPHONE
(212) 490-2120
FAX
(212) 286-8858
hg@haftgluckman.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Banif Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and the supplemental schedule of Banif Securities, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haft & Gluckman LLP

HAFT & GLUCKMAN
Certified Public Accountants LLP

February 1, 2006